SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number : 1-14118

PRESS RELEASE #06/05

QUEBECOR WORLD ANNOUNCES NORMAL COURSE ISSUER BID

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

May 10, 2005                                                                                                                                   06/05

For immediate release

QUEBECOR WORLD ANNOUNCES NORMAL COURSE ISSUER BID

Montréal, Canada – The Board of Directors of Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV), subject to the Toronto Stock Exchange approval, has authorized a normal course issuer bid for a maximum of 7,300,000 Subordinate Voting Shares, representing approximately 9.95% of the public float for the Subordinate Voting Shares, which constituted 73,375,827 Subordinate Voting Shares as of April 29, 2005.

The purchases will be made at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange during a twelve-month period (from May 13, 2005 to May 12, 2006) and will be made in accordance with the requirements of said Exchange. All shares purchased will be cancelled. As of April 29, 2005, there were 86,139,396 Subordinate Voting Shares and 46,987,120 Multiple Voting Shares of Quebecor World issued and outstanding.

Quebecor World believes that the repurchase of these Subordinate Voting Shares, pursuant to this normal course issuer bid, is in the best interest of Quebecor World and its shareholders.

During the last twelve months, Quebecor World has not purchased any Subordinate Voting Shares.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 35,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     May 10, 2005